Nasdaq Regulation

Nasdaq

Lisa Roberts
Vice President
Listing Qualifications

By Electronic Mail

April 29, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 25, 2021 The Nasdaq Stock Market LLC (the "Exchange") received from ALFI, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Common Stock, $0.0001 par value per share
Warrants, each whole warrant exercisable for one share of common stock
at an exercise price of $6.60 per share

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

Lisa Roberts